April 22, 2021	April 19, 2021 and the
PRICING TERM SHEET Dated as of April 22, 2021

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-233960

Supplementing the Preliminary

Prospectus Supplement

dated April 19, 2021 and the

Prospectus dated September 26, 2019

Fomento Económico Mexicano, S.A.B. de C.V.

0.500% Senior Notes due 2028

1.000% Senior Notes due 2033

This pricing term sheet relates only to the Notes (as defined below) and should be read together with the preliminary prospectus supplement dated April 19, 2021 (including the documents incorporated by reference therein) relating to the offering of the Notes (the “Preliminary Prospectus Supplement”) before making a decision in connection with an investment in the Notes. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement relating to the Notes to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.  All references to Euro amounts are references to the official currency of the European Union.

Issuer:	Fomento Económico Mexicano, S.A.B. de C.V.

Securities Title:	0.500% Senior Notes due 2028 (the “2028 Notes”) 1.000% Senior Notes due 2033 (the “2033 Notes”)

Currency:	Euro

Principal Amount:	2028 Notes: €700,000,000 2033 Notes: €500,000,000

Coupon:	2028 Notes: 0.500% 2033 Notes: 1.000%

Interest Rate Step Up:

From and including May 28, 2026 in the case of the 2028 Notes and May 28, 2031 in the case of the 2033 Notes, the interest rate payable on the Notes shall be increased by 25 basis points to 0.750% per annum, in the case of the 2028 Notes and to 1.250% per annum, in the case of the 2033 Notes, unless, in respect of the year ended December 31, 2025, in the case of the 2028 Notes, and December 31, 2030, in the case of the 2033 Notes: (i) the Sustainability Performance Targets have been satisfied and (ii) the satisfaction of the Sustainability Performance Targets has been confirmed by the External Verifier in accordance with its customary procedures.

Maturity Date:	2028 Notes: May 28, 2028 2033 Notes: May 28, 2033

Interest Payment Dates:	2028 Notes: May 28 of each year, commencing on May 28, 2022. 2033 Notes: May 28 of each year, commencing on May 28, 2022.

Day Count:	365 day year or 366 day year, as applicable, and actual number of days elapsed.

Reoffer Price:	2028 Notes: 99.647% of principal amount plus accrued interest from April 28, 2021. 2033 Notes: 99.233% of principal amount plus accrued interest from April 28, 2021.

Gross Proceeds to the Issuer:	2028 Notes: €697,529,000 2033 Notes: €496,165,000

Yield to Maturity:	2028 Notes: 0.551% 2033 Notes: 1.068%

Benchmark Instrument:	2028 Notes: 0.5% DBR due February 2028 2033 Notes: 0.0% DBR due February 2031

Benchmark Price and Yield:	2028 Notes: 107.03% and -0.512% 2033 Notes: 102.765% and -0.278%

Spread to Benchmark:	2028 Notes: 106.3 bps 2033 Notes: 134.6 bps

Spread to Mid-Swaps:	2028 Notes: 70 bps 2033 Notes: 88 bps

Mid-Swaps Yield:	2028 Notes: -0.149% 2033 Notes: 0.188%

Ranking:	Senior unsecured

Optional Redemption:	2028 Notes: Prior to February 28, 2028, make-whole call, in whole or in part, at Bund Rate + 20 bps. On and after February 28, 2028, par call, in whole or in part.

2033 Notes: Prior to February 28, 2033, make-whole call, in whole or in part, at Bund Rate + 20 bps. On and after February 28, 2033, par call, in whole or in part.

Optional Tax Redemption:	In whole but not in part, at par upon certain changes in withholding taxes.

Trade Date:	April 22, 2021

Settlement Date:	April 28, 2021 (T+4)

Denominations / Multiples:	€100,000 / €1,000

Ratings*:	A- / A (S&P/ Fitch)

Offering Format:	SEC-Registered

Clearing:	Euroclear / Clearstream

ISIN/Common Code:	2028 Notes: XS2337285519 / 233728551 2033 Notes: XS2337285865 / 233728586

Governing Law:	State of New York

Expected Listing:	Euronext Dublin

Joint Lead Managers and Bookrunners:	HSBC Bank plc J.P. Morgan Securities plc Merrill Lynch International

(*) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and the accompanying prospectus dated September 26, 2019 with the Securities and Exchange Commission (the “SEC”), for the offering of the Notes. Before you invest in the Notes, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling HSBC Bank plc at 1-866-811-8049, J.P. Morgan Securities plc at +1-866-846-2874 or Merrill Lynch International at +1-800-294-1822.

No EU PRIIPs KID — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

No UK PRIIPs KID — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes may be required, by virtue of the fact that the Notes initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

In the United Kingdom, this pricing term sheet is for distribution only to, and is only directed at, persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This pricing term sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing term sheet relates is available only to relevant persons and will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet or any of its contents.

The offer and sale of the securities to which this pricing term sheet relates have been registered by the Issuer with the SEC by means of a registration statement on Form F-3ASR (Registration No. 333-233960). This pricing term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Notes have not been and will not be registered with the Mexican National Securities Register (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and may not be publicly offered or sold in Mexico. The Notes may be offered or sold to investors that qualify as institutional or accredited investors pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder.

This notice does not constitute an offer to sell or a solicitation of an offer to buy or an advertisement in respect of the Notes in any province or territory of Canada other than the provinces of Alberta, British Columbia, Nova Scotia, Ontario, Québec and Saskatchewan, and in those permitted provinces only to investors that are “accredited investors” as defined in National Instrument 45-106 Prospectus Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

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